TODAYS ALTERNATIVE ENERGY CORPORATION
857 POST ROAD, SUITE 397
FAIRFIELD, CT 06824

May 17, 2011

Via EDGAR
Rufus Decker
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Today’s Alternative Energy Corporation Form 10-K for the Fiscal Year Ended October 31, 2010 Form 10-Q for the Period Ended January 31, 2011 File No. 1-32044

Dear Mr. Decker:

We have reviewed the comments contained in your letter received on April 8, 2011, and submit the following responses.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2010

Item 8 – Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-4

1.
It appears that the columns for the period from inception of the development stage through October 31, 2010 on your consolidated statements of operations and cash flows have not been audited.  ASC 915-205-45 required that this cumulative data be provided for development stage companies on an annual basis until they no longer qualify as a development stage company.  Please amend to provide audited cumulative data for the period from inception of the development stage through October 31, 2010 on your consolidated statements of operations and cash flows.

Company’s Response:

The Company’s independent registered public accountants have expanded their original audit scope to  in include the audit of the results of its operations and cash flows for the period from November 1, 2007 (date of inception of the development stage) to October 31, 2010.   Our independent registered public accountants will be updating their audit report, related to the consolidated statements of operations and cash flows, to include the period November 1, 2007 (date of inception of the development stage) through October 31, 2010 which amounts are unchanged from the unaudited figures presented in our originally filed Form 10-K.  We will file and amendment to our Annual Report on Form 10-K with the SEC no later than Friday, May 20, 2011 reflecting these changes.

Item 9A.  Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 16

2.
You indicate that your “controls and procedures” were not effective as of October 31, 2010.  The use of the phrase “controls and procedures” is unclear.  It appears that you intended to refer to your internal controls over financial reporting instead of “controls and procedures”.  If true, please amend your filing accordingly.  Please also amend your filing to provide the following as required by Item 308 of Regulation S-K:

•	a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant; and
•	a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.

Company’s Response:

The Company has revised the language in Item 9A in accordance with Comment #2 and will file an amendment to its Annual Report on Form 10-K with the SEC reflecting such changes no later than Friday, May 20, 2011.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please the undersigned at 888-880-0994.

Very truly yours, /s/ Len Amato Len Amato